February 6, 2020

Jared Isaacman
Chief Executive Officer
Shift4 Payments, Inc.
2202 N. Irving Street
Allentown, PA 18109

       Re: Shift4 Payments, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted January 17, 2020
           CIK No. 0001794669

Dear Mr. Isaacman:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted January 17, 2020

Risk Factors
Risks Related to the offering and ownership of our Class A common stock "Our amended and restated certificate of incorporation provides that the doctrine of 'corporate opportunity'. . ." , page 50

1. We note your response to comment 18 and your amended disclosure on page 50, but we reissue our comment in part. Given the overlap and affiliation between your management, the Founder, and the Continuing Equity Owners, please explain in detail how you will determine the scope of your corporate opportunity provision, including how you intend to define "employed" or "employee" for purposes of determining whether the doctrine of corporate opportunity should apply to particular facts and circumstances.
 Jared Isaacman
Shift4 Payments, Inc.
February 6, 2020
Page 2
"Our amended and restated certificate of incorporation will provide . . .", page 50

2. We note your response to comment 7, and your amended disclosure that "the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction." Please confirm that your amended and restated certificate of incorporation will clearly state that the exclusive forum provisions do not apply to claims under the federal securities laws, or tell us how you will make future investors aware of the provision's limited applicability.
Customer Success Stories, page 92

3. We note that you have amended your filing to add a discussion of "Customer Success
       Stories," that describe your business "viewed through the lenses of [y]our customers." Please revise your filing to disclose whether these customer stories were solicited. Also, please advise whether the customers you have identified have consented to their stories being disclosed in your filing.
      Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at (202) 551-
3264 with any questions.



                                                             Sincerely,
FirstName LastNameJared Isaacman
                                                             Division of
Corporation Finance
Comapany NameShift4 Payments, Inc.
                                                             Office of Trade &
Services
February 6, 2020 Page 2
cc:       Marc D. Jaffe
FirstName LastName